Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Kinross Gold Corporation

We consent to the use of:

●	our report dated February 12, 2025 on the consolidated financial statements of Kinross Gold Corporation (the “Entity”), which comprise the consolidated balance sheets as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, equity and cash flows for each of the years then ended, and the related notes (collectively the “consolidated financial statements”), and
●	our report dated February 12, 2025 on the effectiveness of the Entity’s internal control over financial reporting as of December 31, 2024,

each of which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2024.

We also consent to the incorporation by reference of such reports in the Registration Statements (Nos. 333-180822, 333-180823, 333-180824, 333-217099 and 333-262966) on Form S-8 of the Entity.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants
March 27, 2025
Toronto, Canada